SECURITIES AND EXCHANGE COMMISSION
                           WASHINGTON, D.C. 20549



                                  FORM 6-K


                          REPORT OF FOREIGN ISSUER


                    Pursuant to Rule 13a-16 or 15d-16 of
                    the Securities Exchange Act of 1934


                        Date of Report: May 3, 2001


                                  BIORA AB

                          SE-205 12 Malmo, Sweden

                      Telephone: (011) 46-40-32-13-33



                  Indicate by a check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

                     |X|   Form 20-F                          |_|   Form 40-F


                  Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                           |_|   Yes                          |X|   No


                  If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

                  Not applicable.

                  This Form 6-K consists of a press release issued by Biora AB on May 3, 2001 regarding its annual meeting.


Press release from Biora AB (publ), May 3 2001


No 7/01                                                FOR IMMEDIATE RELEASE

Biora Annual General Meeting held on May 3 in Malmo, Sweden

         At the Biora Annual General Meeting ,which took place today in Malmo, Sweden, Christer Testen was elected as an ordinary member of the Biora Board of Directors. Christer Testen has experience in the pharmaceutical industry, most recently as head of Astra Australia, a position he has now left. The annual meeting also re-elected Per Wahlstrom, Svein G. Eskedal, Tomas Hammargren, Lars Hammarstrom, Lars Ingelmark and Per Lojdquist as ordinary members as well as re-electing Lennart Jacobsson as deputy member. Tony Weitzberg and Bertil Koch had previously advised that they declined re-election as Directors of Biora as of this annual general meeting.

         To enhance Biora's ability to secure long-term financing, the Annual General Meeting authorized the Board, if deemed necessary and on market conditions, during the period before the next Annual General Meeting to increase the share capital by a maximum of 220,000 SEK by a new share issue of up to 5,500,000 shares, each at a nominal value of 4 ore ( 0.04
SEK). If all authorized shares are issued this will equal 20.4% of the company's share capital assuming exercise of all outstanding options. According to the decision taken made by the shareholders at the annual general meeting, the Board has the authority to issue new shares with or without giving existing shareholders priority rights to purchase shares.

         The Annual General Meeting also approved the Board's suggestion regarding the issuance of promissory notes connected to warrants as well as approval to issue warrants to employees of Biora.

         The reason is to implement an incentive program for executives and employees within the group pursuant to which they can be offered the opportunity to become shareholders of Biora AB. The degree of dilution assuming issuance of all notes and exercise of all outstanding options corresponds to about 3.6% of the share capital. The dilution effect of all incentive programs in the form of warrants is 4.5% after giving effect pro forma to the exercising of all warrants. This program is intended for European employees only.

         Additionally the Annual General Meeting decided that the accumulated loss on the balance sheet, 79.9 MSEK will be covered by charging the share premium reserve.


Biora develops manufactures and sells biology based products for the treatment of dental diseases. The principal product, Emdogain, which is approved for sale in Europe, North America and Japan naturally regenerates the supporting structure that the tooth has lost due to periodontal disease. Biora's American Depository Shares are listed on the Nasdaq National Market in the US and Biora's ordinary shares are listed on the "O-list" of the Stockholm Stock Exchange in Sweden.

This press release may contain certain forward-looking statements that relate to future events or future business and financial performance. Such statements can only be predictions and the actual events or results may differ from those discussed. The Company cautions that these statements are subject to important factors that could cause actual results to differ materially from those expressed or implied in such forward looking statements and are more fully discussed in periodic reports filed with Securities and Exchange Commission.
----------------------------------------------------------
For further information, please contact:

Tommie Johansson, Corporate Communications and Investor Relations, Biora +46 70 3221365 Rickard Soderberg, President and CEO of Biora, tel: +46
(0)40 32 13 59 Elisabeth Lavers, Investor relations, Biora US tel: 203 977 7797 http://www.biora.com

         Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.


                                     BIORA AB


Dated:   May 3, 2001                 By: /s/ Anders Agering
                                         -------------------------------------
                                         Anders Agering
                                         Chief Financial Officer